895027?



03029347

Follow-Up Materials

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction and Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-60 FISCAL YEAR: ______

(03/94)

EBRD 63-6


RECD S.E.C.
AUG 1 2 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
US$15,000,000 Callable Fixed Rate Range Notes due August 14, 2018
by the Bank
pursuant to its
EUR 20,000,000,000 Euro Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated August 12, 2003

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the United States Dollar ("US$") US$15,000,000 Callable Fixed Rate Range Notes due August 14, 2018 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Euro Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Prospectus dated August 30, 2002, as supplemented by a Pricing Supplement dated August 12, 2003 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated August 12, 2003 pursuant to a Programme Agreement dated August 30, 2002 with Lehman Brothers International (Europe) ("LBI"). Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), LBI has agreed to purchase the Notes. The obligations of LBI are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	—	100.00%
Total	US$15,000,000	—	US$15,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Bank has agreed to pay the fees and expenses of its legal and other professional advisers.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes offered hereby will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) Copy of an opinion of counsel as to the legality of the Notes.*

(b) (i) The Programme Agreement dated August 30, 2002.*
 (ii) The Purchaser's Confirmation dated August 12, 2003.
 (iii) The Agency Agreement dated August 30, 2002.*

(c) (i) The Prospectus dated August 30, 2002.*
 (ii) The Pricing Supplement dated August 12, 2003.

---

* Previously filed with the Securities and Exchange Commission on December 20, 2002.

Exhibit (b)(ii)

LEHMAN BROTHERS

PURCHASER'S CONFIRMATION FOR NON-SYNDICATED ISSUES

12 Aug 03

To: European Bank for Reconstruction and Development
Attention: Humayun Hussain

Dear Sirs.

European Bank for Reconstruction and Development
USD15,000,000 Callable Fixed Rate Range Notes due August 2018
issued pursuant to a Euro Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

Notwithstanding the provisions of Clause 9 of the Programme Agreement, we agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of the Agent and any paying agents:

(c) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes. the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(d) the cost of listing the Notes (other than Unlisted Notes); and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD15,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 92904.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

For: Lehman Brothers International (Europe)



By: ....
Authorised signatory

LEHMAN BROTHERS INTERNATIONAL (EUROPE)
ONE BROADGATE LONDON EC2M 7HA TELEPHONE 020 7601 0011 TELEX 88388 1 LEHMAN G

Exhibit (c)(ii)

12 August 2003

European Bank for Reconstruction and Development
USD15,000,000 Callable Fixed Rate Range Notes due 14 August 2018
issued pursuant to a Euro Medium Term Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures".

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollars ("**USD**")
2	Nominal Amount:	USD15,000,000
3	Type of Note:	**Range Accrual** Fixed Rate Notes
4	Issue Date:	14 August 2003
5	Issue Price:	100 per cent. of the Nominal Amount
6	Maturity Date:	14 August 2018
7	Fungible with existing Notes:	No
8	Pricing Supplement to be read in conjunction with Prospectus dated:	30 August 2002

FORM OF THE NOTES

9	Form of Note:	Registered
10	Specified Denomination(s):	USD1,000
11	Exchange of Bearer Notes:	Not applicable
12	Talons for future coupons to be attached to definitive Bearer Notes	Not applicable
13	(a) Registered holder of Registered Global Note:	Cede & Co. as the nominee for The Depository Trust Company, New York ("**DTC**")
	(b) Exchange of Registered Global Note:	The Registered Global Note shall be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances: (i) upon the occurrence of an Event of Default; (ii) if **DTC**, Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is

available; or

(iii) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended from time to time, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the Registered Global Note for definitive Registered Notes.

For this purpose, the fifth paragraph of the Registered Global Note shall be deemed to be amended accordingly.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		14 August 2003

Fixed Rate Notes:

The following provisions will apply to the Fixed Rate Notes during the Fixed Coupon Period:

16	(a)	Fixed Rate(s) of Interest:	See Annex
	(b)	Fixed Interest Date(s):	Interest Payment Dates shall be 14 February and 14 August in each year, commencing on 14 February 2004
	(c)	Initial Broken Amount per Specified Denomination:	See Annex
	(d)	Final Broken Amount per Specified Denomination:	See Annex
	(e)	Fixed Day Count Fraction:	Actual/Actual (ISMA) Actual/Actual (ISMA) shall mean the number of days in the Determination Period (as such term is defined in Condition 4(b)(v)(F)) including the first and excluding the last day of such period, divided by the product of (1) the

			number of days in the relevant Determination Period (including the first such day but excluding the last) and (2) the number of Interest Periods normally ending in any year
	(f)	Business Day Convention:	"Modified Following Business Day Convention"
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	For the purposes of Condition 4(b)(i) "**Business Day**" means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London and New York City
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

Zero Coupon Notes:

17	(a)	Accrual Yield:	Not applicable
	(b)	Reference Price:	Not applicable
	(c)	Other formula or basis for determining Amortised Face Amount:	Not applicable
	(d)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Not applicable

Floating Rate Notes and Indexed Notes

18	(a)	Manner in which Rate of Interest is to be determined:	Not applicable
	(b)	Margin(s):	Not applicable
	(c)	Minimum Rate of Interest (if any):	Not applicable
	(d)	Maximum Rate of Interest (if any):	Not applicable
	(e)	Floating Day Count Fraction:	Not applicable
19	If ISDA Determination:		
	(a)	Floating Rate Option:	Not applicable
	(b)	Designated Maturity:	Not applicable
	(c)	Reset Date:	Not applicable
20	If Screen Rate Determination:		

	(a)	Reference Rate:	Not applicable
	(b)	Relevant Screen Page:	Not applicable
	(c)	Interest Determination Date:	Not applicable
21		If Indexed:	Not applicable
22		If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not applicable
23		General Provisions for Floating Rate Notes and Indexed Notes:	
	(a)	Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not applicable
	(b)	Business Day Convention:	Not applicable
	(c)	Business Day definition if different from that in Condition 4(b)(i):	Not applicable
	(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not applicable
	(e)	Terms relating to calculation of Interest Amount:	Not applicable
	(f)	Party responsible for calculation of the Interest Amount:	Citibank N.A. (the "**Agent**") as set out herein and as agreed with the Issuer in accordance with clause 8.4 of the Agency Agreement. All references to the Agent will include any successor or successors to Citibank N.A. as Agent in respect of the Notes
	(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Deutsche Bank Aktiengesellschaft (the "**Calculation Agent**") shall be responsible for those duties and functions specified herein in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Calculation Agent dated 20 September 2002, as amended and/or supplemented from time to time (the "**Calculation Agency Agreement**"). All references to the Calculation Agent shall include any successor or successors to Deutsche Bank Aktiengesellschaft as Calculation Agent in respect of the Notes.

	(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purpose of Condition 6(e), "Payment Day" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London, New York City and the relevant place of presentation of such Note for payment.
25	Dual Currency Notes:	Not applicable
26	Physically Settled Notes:	Not applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	Yes

The Issuer has the right to redeem the Notes (in whole but not in part) on a Call Redemption Date (as defined below) at USD 1,000 per Specified Denomination together with the interest accrued to (but excluding) the Call Redemption Date by giving notice to the Agent of such redemption not less than ten (10) Business Days (as defined below) prior to the relevant Call Redemption Date.

The Agent shall give notice of such redemption to the Noteholders as soon as practicable, but in any event not later than two (2) Business Days after having been notified by the Issuer in accordance with Condition 5(b) (except that the timing of such notice as referred to therein shall be amended as set out above). For the avoidance of doubt, in the event of the Issuer exercising its option under this paragraph 27(a), the calculation of the amount of interest due on the Call Redemption Date will not be adjusted in accordance with the **"Modified Following Business Day Convention"**, notwithstanding the fact that the Call Redemption Date may have been so adjusted.

Where:

"**Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are

		open for business and settle payments in London and New York City. **"Call Redemption Dates"** means 14 August and 14 February in each year, from (and including) 14 February 2004 to (and including) 14 February 2018, subject to adjustment in accordance with the Modified Following Business Day Convention (as defined below). "Modified Following Business Day Convention" means that if the Call Redemption Date would otherwise fall on a day which is not a Business Day, then the Call Redemption Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which case the Call Redemption Date shall be brought forward to the Business Day immediately preceding the Call Redemption Date.
	(b) Redemption at Noteholder's option:	No
28	Final Redemption Amount for each Note	100 per cent. of the Specified Denomination of each Note
29	Instalment Note:	Not applicable
30	Early Redemption Amount for each Note payable upon the occurrence of an Event of Default:	Condition 5(d) shall apply

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Non-syndicated
32	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Lehman Brothers International (Europe)
33	Stabilising Agent	None
34	Additional sales restrictions:	Not applicable
35	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
36	Common Code:	017344013
	ISIN Code:	US29874QBK94
	CUSIP Number:	29874QBK9
37	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange

38	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro:	Not applicable
39	Additional Information:	Not applicable

There are significant risks associated with the Notes described above including, but not limited to interest rate risk, price risk, liquidity risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes described above unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risk associated with an investment in these Notes.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Authorised signatory

Application is hereby made to list this issue of Notes pursuant to the listing of the Euro 20,000,000,000 Euro Medium Term Note Programme of European Bank for Reconstruction and Development (as from 9 May 2003).

....

CITIBANK, N.A.
(as Agent)

ANNEX

In respect of each Note the amount in USD payable on each Specified Interest Payment Date shall be determined in accordance with the following formula:

7.00 per cent. per annum x N/D x "Actual/Actual ISMA"

Where:

"Actual/Actual ISMA" has the meaning given to it in paragraph 16(e) above;

"N" equals the number of days in the Calculation Period for which the Reference Rate is greater than 0.00% and less than or equal to 7.00%;

"D" equals the actual number of days in such Calculation Period;

"Reference Rate", as determined by the Calculation Agent for each calendar day during the relevant Calculation Period, means 6 months USD LIBOR, being the rate for deposits in USD for the period of 6 months (the "Designated Maturity") which appears on Telerate Page 3750 (or such other page as may replace that page on such service) as of 11am London time on the relevant calendar day.

Cut- Off Rate means: The 6-month USD- LIBOR BBA REF applicable on the Cut- Off Date. This rate will apply from (and including) the Cut-Off Date to (but excluding) the Specified Interest Payment Date.

Cut- Off Date means: The day which is 5 Business Days in London and New York prior to a Specified Interest Payment Date.

Lower Barrier means: 0.00 per cent.

Upper Barrier means: 7.00 per cent.